Exhibit 99.1

Merchant Bancshares, Inc.
Third Quarter 2015 Earnings Conference Call
October 27, 2015 at 10:00 AM Eastern

CORPORATE PARTICIPANTS Michael Tuttle, President and Chief Executive Officer Geoffrey Hesslink, President and Chief Executive Officer, Merchants Bank Thomas Meshako, Chief Financial Officer

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PRESENTATION

Operator

This communication does not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities. On April 27, 2015, Merchants Bancshares, Inc. announced the proposed acquisition of NUVO Bank & Trust Company, headquartered in Springfield, Massachusetts, pursuant to an agreement and plan of the merger, dated as of April 27, 2015. The proposed merger was approved by the shareholders of NUVO at a special meeting of shareholders held on September 30, 2015. Completion of the transaction is expected in the fourth quarter of 2015, subject to satisfaction of customary closing conditions, including receipt of required regulatory approvals

Merchants has filed with the Securities and Exchange Commission a registration statement on Form S-4 to register the securities that it will issue in the merger. Investors and security holders are urged to read the registration statement, including the proxy statement prospectus contained therein describing the proposed merger as well as the other documents filed by Merchants with the SEC, because they contain important information about the merger and the parties to the transaction. You may obtain a free copy of the proxy statement prospectus when available and other related documents filed by Merchants with the SEC at the SEC’s website at www.sec.gov. You may also obtain a free copy of the proxy statement prospectus as well as other filings containing information about Merchants on its website at www.mbvt.com. Copies of the proxy statement prospectus can be obtained without charge by directing a request to Merchants Bancshares, Inc., 275 Kennedy Drive, P.O. Box 1009, South Burlington, Vermont 05402, to the attention of Investor Relations, or by calling Merchants Investor Relations at 802-865-1807.

Good morning, and welcome to the Merchants Bancshares third quarter 2015 earnings conference call. All participants will be in listen-only mode. Should you need assistance, please signal a conference specialist by pressing the star key followed by zero. After today’s presentation, there will be an opportunity to ask questions. To ask a question, you may press star, then 1 on your telephone keypad. To withdraw your question, please press star, then 2. Please note this event is being recorded.

I would now like to turn the conference over to Michael Tuttle, President and CEO. Please go ahead, sir.

Michael Tuttle

Great. Thank you, and good morning, everyone. I appreciate your taking the time to visit with us. Hopefully, you’ve had a chance to review the release that went out after the market closed yesterday. We were very pleased to be able to announce these results. They demonstrate, as you can see from the numbers, good progress on the revenue front in a number of categories, not only on a linked-quarter basis but also versus the third quarter of ’14.

I am joined here this morning by Geoffrey Hesslink, President and CEO of Merchants Bank, and Tom Meshako, our CFO. They’re going to walk you through the components of our revenue and expenses for Q3 and give you some guidance on what we see coming forward as well, and, at this point, I’m going to turn the call over to Tom so he can start that process with you. He will in turn hand it over to Geoffrey, and, of course, as always, we’re happy to take your questions after we’ve finished our prepared remarks. Tom?

Merchant Bancshares, Inc. October 27, 2015, at 10:00 AM Eastern

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Thomas Meshako

Thank you, Mike. Good morning. The company reported $3.86 million and $10.31 million, or 61 cents and $1.62 per share, for the three and nine months ended September 30, 2015, compared to $2.81 million and $9.62 million, or 44 cents and $1.52 per share, for the three and nine months of 2014. The company’s book value continues to rise. At September 30, it was $20.93 compared to $19.89 at year end 2014.

As of September 30, 2015, compared to December 30 of 2014, the company’s ending loan balances increased by $76 million, or 6.39 percent. Average loans increased $25.4 million on a linked-quarter basis and $82.1 from the quarter ended December 31, 2014. Total commercial loans, defined as commercial real estate, commercial, and commercial construction, grew 18.4 percent on an annualized basis, while at the same time our asset quality remained strong. Non-performing loans were 11 basis points of total loans, and accruing past due 31 to 91 days was one basis point of total loans at September 30, 2015. The continued growth in the loan balances resulted in the bank recording a $150,000 provision for loan losses for the third quarter. At September 30, 2015, the allowance for loan losses represented 0.97 percent of total loans. This is compared to 1 percent at December 31 of 2014 and 1.04 percent at September 30, 2014. As you can see, the coverage ratio has remained strong.

Total customer funding, defined as total deposits plus customer repurchase agreements, ending balances increased by $138 million on a linked-quarter basis and increased $163 million on a year-over-year basis. This increase from the second quarter was due to normal seasonal municipal cash flows and new commercial and municipal account relationships. More importantly, non-maturity average deposits increased $48 million on a linked-quarter basis and $126 million on a year-over-year basis. As time deposits mature, the funds continue to flow into money market accounts. Average deposits on a linked quarter increased $42 million due to the increase in commercial demand deposit accounts, new and existing municipal accounts, and the growth in the cash position of the trust customer balances.

The net interest margin was 2.96 percent for the third quarter, which is up one basis point on a linked-quarter basis. This stable margin is driven by lower interest-earning cash equivalents of $13 million due to loan growth coupled with an increase in investment securities. The net interest income increased $328,000 to $12.07 million on a linked-quarter basis. The non-interest income was $3.45 million in the third quarter of 2015 compared to $2.75 million on a linked quarter. The increase of $700,000 is due to non-recurring miscellaneous income of $440,000 due to a one-time credit we negotiated with a third-party vendor and an increase in overdraft fee income.

Total non-interest expense for the third quarter of 2015 was $10.05 million after excluding merger-related expenses of $215,000 and severance expenses of $328,000. This was a $254,000 decrease from the second quarter of 2015. The decline was attributable to reductions in several expense line items through well managed cost control.

The company’s adjusted efficiency ratio, as outlined in the financial highlight section of the press release, for the three months ended September 30, 2015, improved to 64.09 percent, down from 65.42 percent on a linked quarter. For the third quarter, the effective tax rate was 19 percent compared to 20 percent on a linked quarter due to a one-time tax credit of $143,000.

I will now turn it over to Geoffrey Hesslink, President of Merchants Bank, to discuss the outlook for the remainder of 2015.

Merchant Bancshares, Inc. October 27, 2015, at 10:00 AM Eastern

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Geoffrey Hesslink

Thank you, Tom. Good morning, everyone. As Mike and Tom mentioned, we are just delighted with our performance in the third quarter, and reflecting back on 2014, we made several intentional investments that year, specifically in a new core system and also in our team, and we felt that those investments would enable us to make the business better. We felt those investments would allow us to perform on a number of initiatives. Those were to grow our loan business and our fee business. We felt that our investments would enable us to get some efficiency, some operational efficiencies out of our new core system and through some process improvement; and, last, we felt it positioned us to identify a strategic acquisition target. And so after the first nine months of the year, as I mentioned, we are delighted and proud that we’ve had success on a number of those initiatives, and that success is reflected in our improved earnings. We don’t think we’re done yet. We think we can continue to build on our success, and the benefits will continue to grow.

So looking forward, we had a nice run on the net interest income. You can see that. We expect that to continue. We’ll get full quarter benefit of the growth we’ve had in the past. We do expect that we can continue to grow the loans, which will also help that net interest income number, and we envision our fourth quarter loan growth to be similar to what we experienced in the third quarter; and so despite the favorable outlook on the net interest income, we do expect the margin to contract in the fourth quarter, and that’s in part intentional. We’re going to allow our cash and liquidity to build over the end of the year, and we think, in anticipation of the NUVO closing in the fourth quarter and then some opportunities we’ll have in ’16, we’re going to let that cash build, because we think we’re going to have a good use for that cash entering next year.

We also have a favorable outlook on our fee businesses. Our trust business has grown nicely; our debit card business has grown nicely. We have favorable outlooks there. The overdraft income, as most of you know, it declined over the first half of the year. We were able to reverse that trend in the third quarter, and we expect to build on that progress in the fourth quarter. We expect that income line to grow for us. And, last, we continue to build our team and our capability to originate residential mortgage loans for sale, and that represents a fee growth opportunity for us.

Non-interest expense, we’ve done a lot of work there. As the press release outlines, we’ve had sort of across-the-board success in managing expenses. On top of that, we did modify our branch staffing to reflect customer behavior. There will be a material benefit to our company going forward with that staffing change.

We’ll continue to invest in technology and what we call our digital delivery channels, and that spending will offset some of the cost saves that we’ve outlined. But looking forward, we see an expense run rate of $10.1 [million] to $10.2 million a quarter.

Looking a little further ahead, so we envision a nice run rate on our business that we expect a nice third quarter and a nice fourth quarter. We do anticipate closing the NUVO transaction late in the fourth quarter of 2015. We expect that acquisition to be modestly accretive to our earnings, so with strong performance of the company and the accretive acquisition opportunity, we think we’re well positioned entering 2016.

I think I’ll wrap my prepared comments up there and turn it back over to Michael and, of course, I’m happy to answer any questions you have.

Merchant Bancshares, Inc. October 27, 2015, at 10:00 AM Eastern

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Michael Tuttle

Great. Thank you, Geoffrey and Tom. Maybe just in wrapping up, then, just to summarize, when we started this year, we talked about our guidance as we came in. We expected it to build throughout the year. We’re very pleased with the trend line, the progress we made in Q3 and, as Geoffrey just summarized for you, our expectations that we can continue that trend line in the fourth quarter and into next year. We are certainly very excited about getting the acquisition closed in Springfield with NUVO and bringing them on board and developing that opportunity further as well.

So we’ll stop there and be happy to take questions at this point, Denise.

QUESTIONS AND ANSWERS

Operator

Thank you, Mr. Tuttle. We will now begin our question-and-answer session. To ask a question, you may press star, then 1 on your telephone keypad. If you are using a speaker phone, please pick up your handset before pressing the keys. To withdraw your question, please press star, then 2. Again, it is star, then 1 if you would like to ask a question.

And the first question this morning will come from Travis Lan of KBW. Please go ahead.

Travis Lan

Yeah. Thanks. Good morning, everyone.

Multiple Speakers

Good morning.

Travis Lan

A few quick questions. Geoffrey, if you could just talk again about — you said that you expect the cash to build from the current level, so there wouldn’t be any type of seasonal — you’re just talking taking the $110 million or whatever the cash balance was this quarter, and that will actually grow as opposed to any type of kind of seasonal kind of decline from these levels?

Geoffrey Hesslink

So the fourth quarter would be a seasonal liquidity peak for us, and I’m really looking at the average balances there, Travis, and they’ll build up. This is a time typically where our deposit growth would exceed our loan growth, and we might be active in the investment portfolio, buying some securities, and it’s really that piece that won’t happen. I don't anticipate us buying securities. I anticipate letting the cash build up a little bit so it will put pressure on the margin, but we think we have some real good uses for that cash in the core business next year, so it’s the right thing to do for us.

Travis Lan

Got it. Okay. All right. And then when you look at kind of if you head into ’16 with NUVO fully onboard, what kind of growth potential do you guys expect when you take kind of the core Vermont franchise and add to it NUVO and what growth they can bring? Does that bring you into kind of the mid-single digits from a loan growth perspective, or is it still kind of —

Geoffrey Hesslink

Yeah. I think you’re right. You know, if you looked at the combined entities and you thought about a sort of 5 percent loan growth, I think, for the year, that would be a good place to be.

Merchant Bancshares, Inc. October 27, 2015, at 10:00 AM Eastern

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Travis Lan

And what does NUVO bring, do you think, from the deposit side? I mean, is that a franchise that can be sort of self-funded?

Geoffrey Hesslink

So I think there’s a nice opportunity there too, on the funding side of the business, NUVO has had a wonderful track record on the asset-generation side, and they just had enormous success with it. I think, probably not unlike any relatively new companies, the funding piece takes a little bit longer to build out. We think we can help there, and ultimately, over time, can we fund that operation there? That would be a mid- to longer-term goal. Short term, we expect the asset growth there to exceed the funding growth.

Travis Lan

Got it. Okay. And then two just quick ones. On the branch staffing changes that you guys made, can you just be a little bit more specific maybe in terms of what drove you to that decision and then what action you took from an FTE perspective?

Geoffrey Hesslink

Yeah, sure, so it’s all about customer behavior, right? I don't think the banking industry’s different than any other industry. With any other retailer, there’s fewer people coming into the stores and people using more and more, again, what we call the digital delivery channels; so it’s just really just reacting to those customers, right? We spend increasingly more money on those digital delivery channels you’re talking about, online banking, mobile banking, and the likes, because that’s what the customers want and expect, and we’re making those investments and staying in front of them. At the same time, it’s required less people in our branch locations. That was the adjustment that was made, and I’m going to try to remember here on a percentage basis, but was — I’m looking at Tom for some help. Was it 15 to 18 percent?

Thomas Meshako

It was a little less than that.

Geoffrey Hesslink

A little less than that percent-wise, okay.

Thomas Meshako

Yeah. It was under 10 percent.

Geoffrey Hesslink

We can get you some tighter numbers on that if you need them, Travis.

Travis Lan

Okay.

Geoffrey Hesslink

But that’s the — look, it’s material. As I mentioned, it’ll enable us to invest in the areas that the customers are expecting us to.

Travis Lan

Got it. All right. And then just the last one is going forward on the tax rate, if you add back the credit, it looks like the tax rate would run between 22 and 23 percent. Does that make sense?

Merchant Bancshares, Inc. October 27, 2015, at 10:00 AM Eastern

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Thomas Meshako

That does make sense. So as we make more money, the incremental income is at the marginal tax rate of 35 percent, and that will cause our overall tax rate to start to go over that 22, 23 percent range.

Travis Lan

Got it. All right. Thank you, guys, very much.

Multiple Speakers

Thank you.

Operator

And, once again, to ask a question, please press star, then 1. The next question will come from Matthew Breese of Piper Jaffray. Please go ahead.

Matthew Breese

Good morning, guys.

Multiple Speakers

Hey, Matt.

Matthew Breese

Going back to the liquidity in the securities portfolio, I just wanted to get a better handle of what to expect from now until year end. So, combined cash and short-term investments, it looks like around $120 million. With new deposit inflow from the municipalities, where do you expect that number to grow to?

Geoffrey Hesslink

Hang on a sec. Tom’s looking for some numbers here.

Matthew Breese

While he’s looking that up, the new money coming in, you don’t expect any or no significant change in terms of growth to your securities portfolio. Is this, $400 [million], $405 million balance at quarter end, is that whereabouts we should expect it to stay?

Geoffrey Hesslink

Yes. And it actually may run down a little bit. Remember, so if we have an acquisition in the fourth quarter, that’s going to take some cash, right? There’s a cash component to the acquisition purchase, and then, like I said, we think there’s some good uses for our liquidity. So, you know, I think, in rough numbers, you could see that liquidity position up $25 [million] to $35 million.

Matthew Breese

Okay. Okay. And then in your comments, you mentioned that core expenses were closer to $10.1 million. What were the non-recurring items in there that gets you down to that level?

Thomas Meshako

The non-recurring items were the $215,000 of merger-related expenses and $328,000 of total severance expense.

Matthew Breese

Got it. Okay. That’s helpful. And then just thinking about your overall municipal business, as we approach 2016 and some of your larger competitors get more focused on the retail side of the business, is there opportunities to grow your municipal deposit business, and are you looking to grow that business?

Merchant Bancshares, Inc. October 27, 2015, at 10:00 AM Eastern

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Geoffrey Hesslink

Yes and yes. We do believe we have opportunities and advantage in that space in Vermont. We’ve grown that business nicely. We had a good year. That team had a great third quarter, actually, and we’re going to export that expertise to Springfield, because we think there’s opportunity there, but, yes, Matt, that’s part of our vision. That’s an important part of our funding and one where we think we have some upside with.

Matthew Breese

Do you have any idea of size or quantity and how that would impact the growth profile of average earning assets over the next 12 to 24 months?

Geoffrey Hesslink

So the wild card is going to be Springfield there. I’ve got a sense on what we can do in this market on the funding, and, we can grow that high single digits on the sort of core funding in this matter. We’ll need to spend a little time in Springfield and see what that opportunity is there and the competitive landscape and whatnot.

Matthew Breese

Understood. And then, last one, just real quick, what kind of dollar figure are you expecting in total intangibles created with the acquisition?

Michael Tuttle

Dollars and intangibles? I would say, yeah, between $7 [million] and $8 [million], probably, Matt, is where it will come out.

Matthew Breese

Great. That’s all I had. Thank you.

Matthew Breese

Thanks, Matt.

Operator:

And, once again, if you would like to ask a question, please press star, then 1. And at this time, I’m showing no additional questions in the queue, so we will conclude the question-and-answer session. I would like to turn the conference back over to Michael Tuttle for any closing remarks.

CONCLUSION

Michael Tuttle

Great. Thank you, Denise. Thank you all for joining us this morning. Obviously, we’re very pleased with these results and are looking forward to visiting with you in January after we release the earnings for Q4 and for the year 2015. A lot of positives going for us right now, and we’re very much looking forward to a very bright future here, we believe, for our company. Again, it will not be without its challenges. The rate environment is certainly not helping anybody in the industry right now, and it obviously remains a significant question mark out there, but we’re not going to wait for that to shift or move in our favor. We’re going to run the business to achieve the results that we are expecting and not going to let the rate environment dictate the end result for us entirely.

So thank you for joining us. We appreciate your interest in the company and look forward to visiting with you again in January.

Merchant Bancshares, Inc. October 27, 2015, at 10:00 AM Eastern

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Operator

Thank you, sir. Ladies and gentlemen, the conference has now concluded. A replay of this event will be available approximately one hour after its conclusion. To access the replay, you may dial toll free within the United States 1-877-344-7529, and outside of the United States 1-412-317-0088. You will be asked to enter the replay access code of 10057202 following by the pound sign.

Thank you for attending today’s presentation. The conference is now concluded. You may now disconnect your lines.

Merchant Bancshares, Inc. October 27, 2015, at 10:00 AM Eastern